UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________________

Name: Dreyfus Institutional Liquidity Funds

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Telephone Number (including area code): (212) 922-6000

Name and address of agent for service of process:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Copy to:

David Stephens, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	☒	No	☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 25th day of September, 2017.

DREYFUS INSTITUTIONAL LIQUIDITY FUNDS

By:	/s/ Jeff Prusnofsky
	Name:	Jeff Prusnofsky
	Title:	Trustee

Attest:	/s/ James Bitetto
	Name:	James Bitetto
	Title:	Assistant Secretary

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